Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

Equity Bancshares, Inc. Expands Organically And With Mergers In 2017,

Announces Fourth Quarter Record Income Before Merger Expense And Taxes

Completes Three Mergers, Adds Oklahoma Markets, Announces Two 2018 Mergers

WICHITA, Kansas, January 25, 2018 (GLOBE NEWSWIRE) – Equity Bancshares, Inc. (NASDAQ: EQBK), (“Equity”, “we”, “us”, “our”), the Wichita-based holding company of Equity Bank, reported its unaudited results for the quarter and year ended December 31, 2017, including net income allocable to common stockholders for the year of $20.6 million, or $1.62 per diluted share, and $4.3 million or $0.31 per diluted share in the fourth quarter.

Brad Elliott, Chairman and CEO of Equity, said, “Our velocity continued throughout 2017, and our footprint has been strengthened by the addition of strong community banks in Oklahoma, including Ponca City, Newkirk, and Tulsa, as well as additional Western Kansas locations.  We have focused our sales and service teams on organic growth while integrating community banks within our network, and in 2017 our loans grew by 9.0% and core deposits grew by 9.6%, not including the addition of new markets.  In 2018, we will continue our strategy of building strong commercial and consumer relationships within our communities, while offering sophisticated banking services.  We continue to maintain an active merger pipeline, while serving customers in four states with our entrepreneurial spirit.”

Equity completed its merger of Prairie State Bancshares, Inc. (“Prairie”) of Hoxie, Kansas, on March 10, 2017. The merger added three bank locations in Western Kansas.  At merger, Prairie had assets of $153.1 million, net loans of $130.1 million and total deposits of $125.4 million. Results of operations of Prairie were included in Equity’s results of operations beginning March 11, 2017.

Equity also expanded into Oklahoma during 2017, completing mergers on November 10th with Eastman National Bancshares, Inc. (“Eastman”) of Ponca City, Oklahoma, and Cache Holdings, Inc. (“Cache”) of Tulsa, Oklahoma.  Equity now has five bank offices in Oklahoma, including bank locations in Newkirk, Ponca City, and Tulsa.  Results of operations of Eastman and Cache are included in Equity’s 2017 results subsequent to each merger.  At the time of merger, Eastman had assets of $259.7 million, net loans of $177.9 million and total deposits of $224.6 million.  Cache had assets of $324.6 million, net loans of $287.2 million and total deposits of $278.7 million.

Notable Items:

-

Income before taxes for the fourth quarter of 2017 was $7.5 million, or $0.50 per diluted share, compared to $981 thousand, or $0.08 per diluted share, for the same time period in 2016.  Income before taxes, adjusted to exclude merger expense, was a record $10.7 million, or $0.72 per diluted share, for the fourth quarter of 2017, compared to $6.0 million, or $0.51 per diluted share, for the fourth quarter of 2016.

-

Stated diluted earnings per share in the fourth quarter of 2017 were $0.31.  Merger expenses, adjusted for estimated income tax, were $2.1 million in the fourth quarter of 2017, or $0.15 per diluted share.

-	The impact on earnings in the fourth quarter for the Tax Cuts and Jobs Act (Tax Reform) resulted in additional income tax expense of $1.2 million, or $0.09 per diluted share.
-

Net income allocable to common stockholders, adjusted for these two items, was a record $7.6 million, or $0.55 per diluted share in the fourth quarter of 2017, compared to 2016 fourth quarter net income allocable to common stockholders, adjusted for merger expenses of $4.1 million, or $0.41 per diluted share.

Highlights of Equity’s growth include:

-

Total loans held for investment of $2.10 billion at December 31, 2017, as compared to total loans held for investment of $1.38 billion at December 31, 2016.  The increase of $719.7 million includes organic growth of $124.5 million, or 9.0%, $130.1 million of loans added in the Prairie merger, $177.9 million of loans added in the Eastman merger, and $287.2 million of loans added in the Cache merger.

-

Total deposits were $2.38 billion at December 31, 2017, and $1.63 billion at December 31, 2016.  Signature Deposits, or core deposits comprised of checking accounts, savings accounts, and money market accounts,

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

were $1.61 billion at December 31, 2017, compared to $1.08 billion at December 31, 2016.  Organic signature deposit growth was 9.6% for the year.  In addition, the Prairie merger added total deposits of $125.4 million, including core deposits of $80.1 million, the Eastman merger added total deposits of $224.6 million, including core deposits of $197.6 million, and the Cache merger added total deposits of $278.7 million, including core deposits of $146.6 million.

-

Total assets of $3.17 billion at December 31, 2017, compared to $2.19 billion at December 31, 2016.  The Prairie merger added total assets of $153.1 million, the Eastman merger added total assets of $259.7 million, and the Cache merger added total assets of $324.6 million.

-	Book value per common share of $25.62 at December 31, 2017 and $22.09 at December 31, 2016. Tangible book value per common share of $17.61 at December 31, 2017 and $16.64 at December 31, 2016.

Equity announced two mergers on December 18, 2017.  The first provides entry for Equity into Southwest Kansas, with a merger agreement with Kansas Bank Corporation (“KBC”) of Liberal, Kansas, parent company of First National Bank of Liberal/Hugoton.  The second merger is a natural fit into Equity’s Kansas City metropolitan market, and Equity will merge with Adams Dairy Bancshares, Inc. (“Adams”) of Blue Springs, Missouri, parent company of Adams Dairy Bank.  Equity expects to close and complete the mergers simultaneously in the second quarter of 2018.

After the mergers, Equity will operate 48 bank locations in four states, adding five bank locations in Southwest Kansas and having a total of seven bank offices in its Kansas City market, including three in Lee’s Summit, Missouri, two in Overland Park, Kansas, and one in Kansas City, Missouri.  The mergers mark Equity’s sixteenth and seventeenth integrations since 2003 and the mergers with KBC and Adams will be the sixth and seventh since the Company’s initial public offering in November 2015.

Financial Results For Year and Quarter Ended December 31, 2017

Net income allocable to common stockholders was $20.6 million for the year ended December 31, 2017, as compared to $9.4 million for the year ended December 31, 2016, an increase of $11.3 million or 120.3%.  Beginning November 11, 2016, financial results reflect the merger of Community First Bancshares, Inc. (“Community”). The merger of Community added five locations in Arkansas with total assets of $462.9 million.  Results of operations of Prairie were included in Equity’s results of operations beginning March 11, 2017 and results of operations for both Eastman and Cache were included in Equity’s results of operations beginning November 11, 2017.  Merger expenses of $5.4 million, $3.5 million after tax, are included in 2017 results. These costs were incurred mostly in connection with the Prairie, Eastman, and Cache mergers, with a very small amount attributable to the pending KBC and Adams mergers. Merger expenses associated with the Community merger and the then pending Prairie merger totaling $5.3 million, $3.9 million after tax, are included in 2016 results.

Diluted earnings per share were $1.62 for the year ended December 31, 2017, as compared to $1.07 for the comparable period of 2016.  Weighted average fully diluted shares were 12,707,184 and 8,755,526 for the years ended December 31, 2017 and 2016.  The increase in weighted average fully diluted shares reflects the issuance of 479,465 shares in connection with Equity’s March 2017 merger of Prairie and issuance of 1,179,747 and 1,190,941 shares in connection with Equity’s November 2017 mergers of Eastman and Cache.

Net interest income was $86.0 million for the year ended December 31, 2017 as compared to $52.6 million for the year ended December 31, 2016, a $33.4 million or 63.5% increase. The increase in net interest income was primarily driven by growth in loan and securities balances, partially offset by an increase in interest expense as we funded the increase in earning assets with increased deposits and borrowings.

Our net interest margin was 3.83% for the year ended December 31, 2017 as compared to 3.30% for the year ended December 31, 2016.  The increase in net interest margin was primarily due to an increase in overall yield on interest-earning assets and the utilization of a “leverage” or “spread” opportunity during the first nine months of 2016. The spread opportunity, as more fully discussed in our 2016 Annual Report on Form 10-K, positively impacts net income but negatively impacts net interest margin due to investing in lower yielding interest-earning assets. Net

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

interest margin excluding this spread opportunity was approximately 3.51% for the twelve months ended December 31, 2016.  Equity suspended the utilization of this strategy effective October 1, 2016.

The provision for loan losses was $3.0 million for the year ended December 31, 2017 as compared to $2.1 million for the year ended December 31, 2016.  Net charge-offs for the twelve months ended December 31, 2017 were $887 thousand compared to net charge-offs of $1.2 million for the comparable period of 2016.

Total non-interest income was $15.4 million for the year ended December 31, 2017 as compared to $10.5 million for the year ended December 31, 2016. Increases in service charges and fees and in debit card income are principally attributable to the addition of accounts and higher transaction volumes associated with the Community and Prairie mergers and to a lesser extent the November 2017 Eastman and Cache mergers.  Non-interest income includes net gain from securities transactions of $271 thousand and $479 thousand for the twelve-month periods ended December 31, 2017 and 2016.

Total non-interest expense was $67.5 million for the year ended December 31, 2017 as compared to $47.1 million for the year ended December 31, 2016. These results reflect the full-year effect of the Community merger, the March 2017 addition of three locations in western Kansas, the November 2017 additions of five locations in northern Oklahoma, as well as additions to lending, customer service, corporate and operations staff indirectly attributable to mergers and other growth. Non-interest expense also includes merger expenses of $5.4 million for the year ended December 31, 2017.  These costs were incurred mainly in connection with the Prairie, Eastman, and Cache mergers, with a small amount attributable to the pending KBC and Adams mergers.  Merger expenses for the year ended December 31, 2016 were associated with the Community and then pending Prairie mergers and totaled $5.3 million.

Equity’s effective tax rate for the twelve-month period ended December 31, 2017 was 33.4% as compared to 32.4% for the comparable period ended December 31, 2016.  The effective tax rates for each of the comparable periods reflect the levels of tax-exempt interest income, non-taxable life insurance income, non-deductible facilitative merger expenses, and other non-deductible expenses included in income before income taxes as well as federal income tax credits available to reduce Equity’s tax expense for the respective periods.  In addition, beginning with the first quarter 2017 adoption of ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, excess tax benefits, generated when the tax return deductible compensation expense exceeds cumulative compensation cost recognized for financial reporting purposes, have been recorded in the period in which they occur.  Prior to adoption of ASU 2016-09, excess tax benefits associated with the exercise of stock options were recognized as additional paid in capital.  The 2017 provision for income taxes also includes a fourth quarter charge of $1.2 million, or $0.10 per diluted share, related to Tax Reform.  The reduction of the statutory federal tax rate from 35% to 21%, provided for by Tax Reform, resulted in the re-measurement of Equity’s net deferred tax assets.

Fourth Quarter Financial Results

Net income allocable to common stockholders was $4.3 million for the three months ended December 31, 2017, as compared to $417 thousand for the three months ended December 31, 2016.  Diluted earnings per share were $0.31 for the three-month period ended December 31, 2017, as compared to $0.04 for the comparable period of 2016.  Weighted average fully diluted shares were 13,809,533 and 10,012,395 for the three-month periods ended December 31, 2017 and 2016.

Net interest income for the quarter ended December 31, 2017 was $24.6 million as compared to $15.7 million for the quarter ended December 31, 2016. Growth in loan and securities balances, partially offset by the increased deposits and borrowings required to fund that growth resulted in the increased net interest income.

Our net interest margin was 3.79% for the quarter ended December 31, 2017 and 3.60% for the comparable quarter of the prior year.

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

The provision for loan losses was $503 thousand for the quarter ended December 31, 2017 as compared to $760 thousand for the quarter ended December 31, 2016. Net recoveries for the three months ended December 31, 2017 were $26 thousand compared to net charge-offs of $405 thousand for the comparable period of 2016.

Total non-interest income for the quarter ended December 31, 2017 was $4.1 million, compared to $2.8 million for the quarter ended December 31, 2016.  Increases in service charges and fees and in debit card income are principally attributable to the addition of accounts and higher transaction volumes associated with the Community and Prairie mergers and to a lesser extent the November 2017 Eastman and Cache mergers.

Total non-interest expense for the quarter ended December 31, 2017 was $20.7 million, compared to $16.7 million for the quarter ended December 31, 2016. Non-interest expense includes merger expenses of $3.3 million for the three-months ended December 31, 2017, compared to $5.1 million for the comparable period of 2016. Increased non-interest expense reflects the effect of merger activity, as well as additions to lending, customer service, corporate and operations staff.

Equity’s provision for income taxes was $3.2 million for the quarter ended December 31, 2017, as compared to provision for income taxes of $564 thousand for the quarter ended December 31, 2016.

Loans, Deposits, And Total Assets

Loans held for investment were $2.10 billion at December 31, 2017, compared to $1.38 billion at December 31, 2016, an increase of $719.7 million. The year-over-year increase in loans held for investment includes organic growth of $124.5 million, or 9.0%, $130.1 million of net loans acquired in the Prairie merger in the first quarter of 2017, $177.9 million of net loans acquired in the Eastman merger in the fourth quarter of 2017 and $287.2 million of net loans acquired in the Cache merger in the fourth quarter of 2017.

As of December 31, 2017, Equity’s allowance for loan losses to total loans was 0.40%, compared to 0.46% at December 31, 2016. Total reserves, including purchase discounts, to total loans were approximately 1.21% as of December 31, 2017, compared to 1.37% at December 31, 2016. Nonperforming assets of $48.2 million as of December 31, 2017 were 1.52% to total assets, and include $7.8 million of nonperforming assets acquired in the Prairie merger, $8.4 million of nonperforming assets acquired in the Eastman merger, and $520 thousand of nonperforming assets acquired in the Cache merger.  Nonperforming assets at December 31, 2016 were $31.3 million or 1.43% of total assets.

Total deposits were $2.38 billion at December 31, 2017, as compared to $1.63 billion at December 31, 2016. Total deposits increased $751.6 million between December 31, 2016 and December 31, 2017, including $125.4 million of deposits assumed in the Prairie merger, $224.6 million of deposits assumed in the Eastman merger, $278.7 million of deposits assumed in the Cache merger, and $122.9 million, or 7.5%, of organic deposit growth.  Signature Deposits were $1.61 billion at December 31, 2017, as compared to $1.08 billion at December 31, 2016.

At December 31, 2017, Equity had consolidated total assets of $3.17 billion, compared to $2.19 billion at December 31, 2016, an increase of $978.8 million.  The increase in total assets includes $153.1 million of total assets acquired in the Prairie merger, $259.7 million of total assets acquired in the Eastman merger, and $324.6 million of total assets acquired in the Cache merger.

Capital and Borrowings

In connection with the Prairie merger, Equity issued 479,465 shares valued at $31.79 per share, Equity’s closing price on March 10, 2017.  Net of $329 thousand of stock issuance costs, the Prairie merger added $14.9 million to stockholders’ equity. Related to the Eastman and Cache mergers, Equity issued 1,179,747 and 1,190,941 shares valued at $33.15 per share, Equity’s closing price on November 10, 2017.  Net of $299 thousand of stock issuance costs, the Eastman merger added $38.8 million to stockholders’ equity and net of $252 thousand of stock issuance costs, the Cache merger added $39.2 million to stockholders’ equity.

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

At December 31, 2017, common stockholders’ equity totaled $374.1 million, $25.62 per common share, compared to $258.0 million, $22.09 per common share, at December 31, 2016.  Tangible common equity was $257.2 million and tangible book value per common share was $17.61 at December 31, 2017. Tangible common equity was $194.4 million and tangible book value per common share was $16.64 at December 31, 2016.  The ratio of common equity tier 1 capital to risk-weighted assets was approximately 11.56% and the total capital to risk-weighted assets was approximately 12.54% at December 31, 2017.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this press release.

Conference Call and Webcast

Equity Chairman and Chief Executive Officer, Brad Elliott, and Chief Financial Officer, Greg Kossover, will hold a conference call and webcast to discuss fourth quarter 2017 results on Friday, January 26, 2018 at 9 a.m. central time.

Investors, news media and other participants should register for the call or audio webcast at investor.equitybank.com. On Friday, January 26, 2018, participants may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 9667697.

Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time.  Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until February 2, 2018, accessible at (855) 859-2056 with conference ID no. 9667697 or investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of December 31, 2017, Equity had $3.17 billion in consolidated total assets, with 42 locations throughout Kansas, Missouri, Arkansas and Oklahoma, including corporate headquarters in Wichita, a bank in Tulsa, and bank locations throughout the Kansas City metropolitan area. Learn more at www.equitybank.com.

Equity seeks to provide an enhanced banking experience for customers by providing a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature.  These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, Form S-3 or Form S-4. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of Equity and each of KBC and Adams, Equity will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) with respect to the proposed merger. Each registration statement will include a proxy statement of KBC, and a proxy statement of Adams, respectively, and will constitute a prospectus of Equity, which KBC and Adams will send to their respective shareholders. Investors and shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Equity, KBC and Adams and the proposed transactions.

These documents will contain important information relating to the proposed transactions. When filed, this document and other documents relating to the merger filed by Equity can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity's website at www.equitybank.com under the tab “Investor Relations” and then under “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Equity by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: John J. Hanley, SVP and Director of Investor Relations, Telephone: (316) 612-6000; or to Kansas Bank Corporation, 1700 North Lincoln Avenue, Liberal, Kansas 67901, Attention: Tina Call, President & CEO, Telephone: (620) 624-1971; or to Adams Dairy Bancshares, Inc. 651 NE Coronado Drive, Blue Springs, Missouri, 64014, Attention: David Chinnery, Chairman & CEO, Telephone: (816) 655-3333.

Participants in the Transactions

Equity, KBC, Adams, and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of KBC or Adams in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding each of the proposed transactions when it becomes available. Additional information about Equity and its directors and officers may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017 and Equity's annual report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 16, 2017. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

Unaudited Financial Tables

•	Table 1. Selected Financial Highlights
•	Table 2. Consolidated Balance Sheets
•	Table 3. Consolidated Statements of Income
•	Table 4. Non-GAAP Financial Measures

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

TABLE 1. SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

(Dollars in thousands, except per share data)

As of and for the three months ended

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Statement of Income Data
Net interest income	$24,589	$20,321	$21,199	$19,893	$15,663
Provision for loan losses	503	727	628	1,095	760
Net gains from securities transactions	—	175	83	13	—
Total non-interest income	4,104	4,035	3,962	3,339	2,789
Merger expenses	3,267	1,023	136	926	5,057
Total non-interest expense	20,718	16,388	15,131	15,226	16,711
Income before income taxes	7,472	7,241	9,402	6,911	981
Provision for income taxes	3,198	2,084	3,048	2,047	564
Net income	4,274	5,157	6,354	4,864	417
Net income allocable to common stockholders	4,274	5,157	6,354	4,864	417
Basic earnings per share	0.32	0.42	0.52	0.41	0.04
Diluted earnings per share	0.31	0.41	0.51	0.40	0.04

Balance Sheet Data (at period end)
Securities available-for-sale	$162,272	$81,116	$92,435	$103,178	$95,732
Securities held-to-maturity	535,462	528,944	532,159	519,239	465,709
Gross loans held for investment	2,103,279	1,540,761	1,529,396	1,518,576	1,383,605
Allowance for loan losses	8,498	7,969	7,568	7,048	6,432
Intangible assets, net	116,922	71,353	71,608	71,790	63,612
Total assets	3,170,509	2,405,426	2,408,624	2,399,256	2,192,192
Total deposits	2,382,013	1,868,493	1,819,677	1,821,090	1,630,451
Non-time deposits	1,605,514	1,223,244	1,163,904	1,199,266	1,077,293
Borrowings	401,652	235,098	292,302	288,521	293,909
Total liabilities	2,796,365	2,113,591	2,122,566	2,120,050	1,934,228
Total stockholders’ equity	374,144	291,835	286,058	279,206	257,964
Tangible common equity*	257,222	220,482	214,450	207,416	194,352

Selected Average Balance Sheet Data (quarterly average)
Total gross loans receivable	$1,850,045	$1,528,658	$1,519,289	$1,403,076	$1,175,300
Investment securities	669,220	621,055	613,914	580,467	516,988
Interest-earning assets	2,573,043	2,192,275	2,175,517	2,036,177	1,729,927
Total assets	2,820,548	2,402,599	2,382,886	2,236,252	1,886,002
Interest-bearing deposits	1,821,850	1,584,618	1,539,763	1,458,107	1,210,571
Borrowings	330,651	266,392	309,588	289,074	256,329
Total interest-bearing liabilities	2,152,501	1,851,010	1,849,351	1,747,181	1,466,900
Total deposits	2,140,490	1,837,726	1,781,181	1,673,249	1,412,587
Total liabilities	2,483,029	2,113,592	2,099,698	1,971,518	1,681,226
Total stockholders’ equity	337,519	289,007	283,187	264,736	204,773
Tangible common equity	240,899	217,542	211,467	199,551	160,629

Performance ratios
Return on average assets (ROAA) annualized	0.60%	0.85%	1.07%	0.88%	0.09%
Return on average equity (ROAE) annualized	5.02%	7.08%	9.00%	7.45%	0.81%
Return on average tangible common equity (ROATCE) annualized*	7.41%	9.71%	12.36%	10.17%	1.28%
Yield on loans annualized	5.40%	5.30%	5.45%	5.61%	5.21%
Cost of interest-bearing deposits annualized	0.87%	0.82%	0.75%	0.72%	0.68%
Cost of total deposits annualized	0.74%	0.71%	0.65%	0.62%	0.58%
Net interest margin annualized	3.79%	3.68%	3.91%	3.96%	3.60%
Efficiency ratio*	60.82%	63.54%	59.79%	61.59%	63.16%
Non-interest income / average assets	0.58%	0.67%	0.67%	0.61%	0.59%
Non-interest expense / average assets	2.91%	2.71%	2.55%	2.76%	3.52%

Capital Ratios
Tier 1 Leverage Ratio	10.33%	10.32%	10.15%	10.52%	11.81%
Common Equity Tier 1 Capital Ratio	11.56%	13.33%	13.07%	12.72%	13.34%
Tier 1 Risk Based Capital Ratio	12.17%	14.15%	13.89%	13.54%	14.25%
Total Risk Based Capital Ratio	12.54%	14.62%	14.34%	13.96%	14.67%
Total stockholders’ equity to total assets	11.80%	12.13%	11.88%	11.64%	11.77%
Tangible common equity to tangible assets*	8.42%	9.45%	9.18%	8.91%	9.13%
Book value per share	$25.62	$23.86	$23.44	$22.88	$22.09
Tangible common book value per share*	$17.61	$18.03	$17.57	$17.00	$16.64
Tangible book value per diluted common share*	$17.29	$17.64	$17.24	$16.66	$16.37

* The value noted is considered a Non-GAAP financial measure.  For a reconciliation of Non-GAAP financial measures, see Table 4. Non-GAAP Financial Measures.

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

TABLE 2. CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands)

	December 31, 2017	December 31, 2016
ASSETS
Cash and due from banks	$48,034	$34,137
Federal funds sold	4,161	958

Cash and cash equivalents	52,195	35,095

Interest-bearing time deposits in other banks	3,496	3,750
Available-for-sale securities	162,272	95,732
Held-to-maturity securities, fair value of $532,744 and $461,156	535,462	465,709
Loans held for sale	16,344	4,830
Loans, net of allowance for loan losses of $8,498 and $6,432	2,094,781	1,377,173
Other real estate owned, net	7,907	8,656
Premises and equipment, net	63,449	50,515
Bank owned life insurance	68,384	48,055
Federal Reserve Bank and Federal Home Loan Bank stock	24,373	16,652
Interest receivable	12,371	6,991
Goodwill	104,907	58,874
Core deposit intangible, net	10,738	4,715
Other	13,830	15,445

Total assets	$3,170,509	$2,192,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$366,530	$207,668

Total non-interest bearing deposits	366,530	207,668

Savings, NOW, and money market	1,238,984	869,625
Time	776,499	553,158

Total interest-bearing deposits	2,015,483	1,422,783

Total deposits	2,382,013	1,630,451

Federal funds purchased and retail repurchase agreements	37,492	20,637
Federal Home Loan Bank advances	347,692	259,588
Bank stock loan	2,500	―
Subordinated debentures	13,968	13,684
Contractual obligations	1,967	2,504
Interest payable and other liabilities	10,733	7,364
Total liabilities	2,796,365	1,934,228

Stockholders’ equity
Common stock	161	132
Additional paid-in capital	331,339	236,103
Retained earnings	65,512	44,328
Accumulated other comprehensive loss	(3,092)	(2,702)
Employee stock loans	(121)	(242)
Treasury stock	(19,655)	(19,655)
Total stockholders’ equity	374,144	257,964
Total liabilities and stockholders’ equity	$3,170,509	$2,192,192

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

TABLE 3. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Dollars in thousands, except per share data)

Three Months Ended December 31,		Year Ended December 31,
2017	2016	2017	2016

Interest and dividend income
Loans, including fees	$25,180	$15,387	$85,662	$50,272
Securities, taxable	3,378	2,060	12,308	8,111
Securities, nontaxable	865	611	3,375	1,654
Federal funds sold and other	385	249	1,348	1,762

Total interest and dividend income	29,808	18,307	102,693	61,799

Interest expense
Deposits	3,982	2,058	12,722	7,042
Federal funds purchased and retail repurchase agreements	24	16	64	58
Federal Home Loan Bank advances	942	337	2,909	1,400
Bank stock loan	16	31	16	31
Subordinated debentures	255	202	980	671

Total interest expense	5,219	2,644	16,691	9,202

Net interest income	24,589	15,663	86,002	52,597
Provision for loan losses	503	760	2,953	2,119

Net interest income after provision for loan losses	24,086	14,903	83,049	50,478
Non-interest income
Service charges and fees	1,475	1,115	5,154	3,552
Debit card income	1,162	771	4,547	2,898
Mortgage banking	409	375	1,955	1,394
Increase in value of bank owned life insurance	377	254	1,445	1,000
Net gain from securities transactions	—	—	271	479
Other	681	274	2,068	1,143

Total non-interest income	4,104	2,789	15,440	10,466

Non-interest expense
Salaries and employee benefits	9,565	6,102	33,960	21,951
Net occupancy and equipment	1,684	1,265	6,305	4,586
Data processing	1,357	978	4,927	3,568
Professional fees	626	531	2,363	2,075
Advertising and business development	428	297	2,105	1,198
Telecommunications	225	298	1,191	1,101
FDIC insurance	330	141	945	894
Courier and postage	251	201	935	683
Free nation-wide ATM cost	249	184	932	672
Amortization of core deposit intangible	338	153	1,025	413
Loan expense	335	186	993	599
Other real estate owned	29	222	523	386
Loss on debt extinguishment	—	—	—	58
Merger expenses	3,267	5,057	5,352	5,294
Other	2,034	1,096	5,907	3,597

Total non-interest expense	20,718	16,711	67,463	47,075

Income before income taxes	7,472	981	31,026	13,869
Provision for income taxes	3,198	564	10,377	4,495

Net income	4,274	417	20,649	9,374
Dividends and discount accretion on preferred stock	—	—	—	(1)

Net income allocable to common stockholders	$4,274	$417	$20,649	$9,373

Basic earnings per share	$0.32	$0.04	$1.66	$1.09

Diluted earnings per share	$0.31	$0.04	$1.62	$1.07

Equity Bancshares, Inc.                                                                      EXHIBIT 99.1

PRESS RELEASE - 1/25/2018

TABLE 4. Non-GAAP Financial Measures (Unaudited)

(Dollars in thousands, except per share data)

As of and for the three months ended

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Total stockholders’ equity	$374,144	$291,835	$286,058	$279,206	$257,964
Less: goodwill	104,907	64,587	64,587	64,521	58,874
Less: core deposit intangibles, net	10,738	5,476	5,719	5,954	4,715
Less: mortgage servicing asset, net	17	19	20	22	23
Less: naming rights, net	1,260	1,271	1,282	1,293	—

Tangible common equity	$257,222	$220,482	$214,450	$207,416	$194,352

Common shares outstanding at period end	14,605,607	12,230,319	12,206,319	12,202,237	11,680,308

Diluted common shares outstanding at period end	14,873,257	12,501,484	12,441,429	12,450,315	11,873,480

Book value per common share	$25.62	$23.86	$23.44	$22.88	$22.09

Tangible book value per common share	$17.61	$18.03	$17.57	$17.00	$16.64

Tangible book value per diluted common share	$17.29	$17.64	$ 17.24	$16.66	$16.37

Total assets	$3,170,509	$2,405,426	$2,408,624	$2,399,256	$2,192,192
Less: goodwill	104,907	64,587	64,587	64,521	58,874
Less: core deposit intangibles, net	10,738	5,476	5,719	5,954	4,715
Less: mortgage servicing asset, net	17	19	20	22	23
Less: naming rights, net	1,260	1,271	1,282	1,293	—

Tangible assets	$3,053,587	$2,334,073	$2,337,016	$2,327,466	$2,128,580

Equity to assets	11.80%	12.13%	11.88%	11.64%	11.77%

Tangible common equity to tangible assets	8.42%	9.45%	9.18%	8.91%	9.13%

Total average stockholders’ equity	$337,519	$289,007	$283,187	$264,736	$204,773
Less: average intangible assets and preferred stock	96,620	71,465	71,720	65,185	44,144

Average tangible common equity	$240,899	$217,542	$211,467	$199,551	$160,629

Net income allocable to common stockholders	$4,274	$5,157	$6,354	$4,864	$417
Amortization of intangible assets	349	256	247	218	155
Less: Tax effect of intangible assets amortization	122	90	86	76	54

Adjusted net income allocable to common stockholders	$4,501	$5,323	$6,515	$5,006	$518

Return on total average stockholders’ equity (ROAE) annualized	5.02%	7.08%	9.00%	7.45%	0.81%

Return on average tangible common equity (ROATCE) annualized	7.41%	9.71%	12.36%	10.17%	1.28%

Non-interest expense	$20,718	$16,388	$15,131	$15,226	$16,711
Less: merger expenses	3,267	1,023	136	926	5,057

Non-interest expense, excluding merger expenses	$17,451	$15,365	$14,995	$14,300	$11,654

Net interest income	$24,589	$20,321	$21,199	$19,893	$15,663

Non-interest income	$4,104	$4,035	$3,962	$3,339	$2,789
Less: net gain from securities transactions	—	175	83	13	—

Non-interest income, excluding net gains on security transactionsn	$4,104	$3,860	$3,879	$3,326	$2,789

Net interest income plus non-interest income, excluding net gains on security transactions	$28,693	$24,181	$25,078	$23,219	$18,452
Non-interest expense to net interest income plus non-interest income	72.21%	67.29%	60.14%	65.54%	90.56%

Efficiency ratio	60.82%	63.54%	59.79%	61.59%	63.16%

Media and Investor Contact:

John Hanley, SVP, Director of Investor Relations

913-583-8004 / jhanley@equitybank.com

investor.equitybank.com